Filed Pursuant to Rule 424(b)(7)

Registration Statement No. 333-138889

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated November 21, 2006)

6,095,332 Shares

INVERNESS MEDICAL INNOVATIONS, INC.

Common Stock

(par value $0.001 per share)

This prospectus supplement no. 1 supplements the prospectus dated November 21, 2006 relating to the resale by selling securityholders of shares of our common stock.

You should read this prospectus supplement no. 1 in conjunction with the prospectus. This prospectus supplement no. 1 is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement no. 1 is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement no. 1 supersedes information contained in the prospectus.

See “Risk Factors” beginning on page 3 of the prospectus for a discussion of certain factors that you should consider before you invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if the prospectus or this prospectus supplement no. 1 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 1 is November 29, 2006

The section entitled “The Selling Stockholders” in the prospectus is superseded in its entirety with the following:

THE SELLING STOCKHOLDERS

We are filing this registration statement pursuant to (a) Stock Purchase Agreements dated August 17, 2006, or the PIPE Agreements, between us and funds affiliated with the 17 accredited institutional investors listed on the table below under the heading “PIPE Selling Stockholders” (to whom we refer herein as the PIPE selling stockholders); (b) the Investor Rights Agreement (the “ACON Investor Agreement”) dated March 31, 2006, among us, ACON, and the entities listed on the table below under the heading “ACON Selling Stockholders” (to whom we refer herein as the ACON selling stockholders), (c) the Stock Purchase Agreement (the “Techlab Agreement”) entered into on May 17, 2006, among us and the entities listed on the table below under the heading “Techlab Selling Stockholders” (to whom we refer herein as the Techlab selling stockholders), and (d) a share sale and purchase agreement (the “Stankov Agreement”) entered into on or about November 13, 2006, between us, Milovan Stankov and certain other parties.

The PIPE selling stockholders are offering up to an aggregate of 5,000,000 shares of our common stock issued to them pursuant to the Stock Purchase Agreements in a private placement at a price of $30.25 per share. The ACON selling stockholders are offering up to an aggregate of 742,128 shares of our common stock sold to them as partial consideration our acquisition of the Innovacon business and the New Facility. The Techlab selling stockholders are offering up to an aggregate of 303,417 shares issued to them as consideration for our purchase from them of 49% of the capital stock of Techlab and Milovan Stankov is offering up to an aggregate of 49,787 shares issued to him as partial consideration for our purchase from him of a minority ownership position in Vedalab. We are registering the aforementioned shares of common stock in order to permit such selling stockholders to offer the shares for resale from time to time. We have agreed to pay all expenses in connection with this offering, not including underwriting discounts, concessions, commissions or fees of the selling stockholders or any fees and expenses of counsel or other advisors to the selling stockholders.

Under the terms of the PIPE Agreements, we agreed to file the registration statement of which this prospectus is a part to register the sale by the PIPE selling stockholders of the shares of common stock issued to them. We also agreed to keep the registration statement effective until the earlier of: (i) the date on which all shares of common stock then held by the PIPE selling stockholders and covered by this prospectus may be sold or transferred in compliance with Rule 144 under the Securities Act (or any other similar provisions then in force) without any volume or manner of sale restrictions thereunder, or (ii) such time as all shares of common stock held by the PIPE selling stockholders and covered by this prospectus have been sold (A) pursuant to a registration statement, (B) to or through a broker or dealer or underwriter in a public distribution or a public securities transaction, or (C) in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(1) thereof so that all transfer restrictions and restrictive legends with respect thereto, if any, are removed upon the consummation of such sale.

Under the terms of the ACON Investor Agreement, we agreed to file the registration statement, of which this prospectus is a part, to register the sale by the ACON selling stockholders of the shares of common stock issued to them. We also agreed to keep the registration statement effective until the earlier of: (i) such time as all shares of common stock held by the ACON selling stockholders and covered by this prospectus have been sold pursuant to the registration statement or (ii) the date on which the ACON selling stockholders may sell all of the shares of common stock covered by the registration statement under Rule 144 of the Securities Act during any ninety (90)-day period without volume limitations.

The agreement governing our acquisition of the Innovacon business and the New Facility, or the ACON Agreement, obligates us to make additional $10 million cash payment to the sellers, who are affiliates of the ACON selling stockholders, in March 2007. In addition, on March 31, 2006, we entered into a Second Territory Letter Agreement with ACON and certain affiliates, pursuant to which we have agreed to enter into a definitive acquisition agreement on or before October 31, 2008 to acquire, on or before January 31, 2009, ACON’s lateral flow immunoassay business for all parts of the world excluded from the Innovacon business, or the Second Territory Business, at a price equal to a multiple of revenues or pre-tax profits for the 12-month period beginning on the seventh calendar quarter commencing after the acquisition of the Innovacon business. The consideration for the acquisition of the Second Territory Business, if and when it occurs, will be paid approximately 71% in cash and 29% in shares of our common stock, though we may elect to pay the entire amount in cash. We may elect to terminate the acquisition of the Second Territory Business in the event that (i) there is a material adverse change in the Second Territory Business, (ii) the pre-tax profits of the Second Territory Business are less than 10% of revenues for certain defined periods or (iii) in the absence of (i) or (ii), our payment of 15% of the purchase price thereof as a breakup fee.

Under the terms of the Techlab Stock Purchase Agreement, pursuant to which we purchased 49% of the outstanding capital stock of Techlab, we agreed to file the registration statement of which this prospectus is a part to register the sale by the Techlab selling stockholders of the shares of common stock issued to them. We also agreed to (i) use commercially reasonable efforts to cause the registration statement to become effective no later than 9:00 a.m. on November 17, 2006, and (ii) keep the registration statement effective until the close of business on November 17, 2006. Under the terms of the Techlab Stock Purchase Agreement, however, we can suspend our efforts to file and cause the registration statement to become effective for no more than 120 days if we in good faith conclude, in our sole discretion, after consultation with our legal counsel, that it is advisable to suspend use of any prospectus as a result of pending corporate developments, the disclosure requirements of the securities laws or other events which we deem material, or when the filing or effectiveness of the registration statement could, in our opinion, after consultation with our financial advisors, impair our ability to pursue a financing, acquisition or other transaction.

Through our wholly-owned subsidiaries Wampole Laboratories LLC (Wampole) and Inverness Medical Switzerland GmbH, we also entered into a Distribution Agreement on May 17, 2006 with Techlab (the “Techlab Distribution Agreement”) in connection with the acquisition of the Techlab stock. Under the terms of the Techlab Distribution Agreement, Techlab appointed Wampole as the exclusive distributor of Techlab’s human diagnostic products throughout the world. Unless terminated earlier, the Techlab Distribution Agreement will continue to be in effect until two years after the date on which we first hold less than 25% of the outstanding capital stock of Techlab.

Under the terms of the Stankov Agreement, we agreed to file the registration statement, of which this prospectus is a part, to register the sale by him of the shares of common stock issued to him thereunder. We also agreed to keep the registration statement continuously effective, with respect to Mr Stankov, until the date which is the earliest of (i) the date two (2) years from issue date and (2) the date that all registrable securities held by Mr Stankov covered by this registration statement have been sold. Of the 49,787 shares of our common stock issued to Mr. Stankov, and offered by him for resale hereunder, 20,400 shares have been pledged to us to secure certain indemnification obligations under the Stankov Agreement.

The following table sets forth, for each selling stockholder, the total number of shares of common stock currently beneficially owned, the number of shares of common stock covered by this prospectus and the total number of shares of common stock that the selling stockholder will beneficially own upon completion of this offering. The amounts set forth below are based upon information provided to us by representatives of the selling stockholders, or on our records, and are accurate to the best of our knowledge as of the date specified below. It is possible, however, that the selling stockholder may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus. This table assumes that the selling stockholder will sell all of the shares of common stock covered by this prospectus. We cannot assure you that the selling stockholders will sell all or any portion of the securities offered hereby.

The common stock offered by this prospectus may be offered from time to time by the selling stockholders named below, or by any of its pledgees, donees, transferees or other successors in interest, provided that such pledgees, donees, transferees or other successors in interest offering common stock using this prospectus is named as a selling stockholder in this prospectus via supplement or amendment in accordance with the Securities Act of 1933, as amended (except where sales by any such person or entity under this prospectus could not exceed 500 shares, in which case that person or entity need not be named in a prospectus supplement).

PIPE SELLING STOCKHOLDERS

Name	Common Stock Beneficially Owned (1)	Common Stock Offered Hereby	Common Stock to be Owned After Offering (2)	Percentage of All Common Stock (3)
BROOKSIDE CAPITAL PARTNERS FUND, L.P.	800,000	800,000	0	0

FIDELITY PURITAN FUND: FIDELITY BALANCED FUND(4)	3,643,750	116,600	3,527,150	9.1%

FIDELITY ADVISOR SERIES I: FIDELITY ADVISOR BALANCED FUND(4)	243,750	7,800	235,950	*

VARIABLE INSURANCE PRODUCTS FUND III: BALANCED PORTFOLIO(4)	71,875	2,300	69,575	*

FIDELITY SELECT PORTFOLIOS: MEDICAL EQUIPMENT AND SYSTEMS PORTFOLIO(4)	156,250	5,000	151,250	*

FIDELITY ADVISOR SERIES VII: FIDELITY ADVISOR HEALTH CARE FUND(4)	134,375	4,300	130,075	*

VARIABLE INSURANCE PRODUCTS FUND IV: HEALTH CARE PORTFOLIO(4)	15,625	500	15,125	*

FIDELITY SELECT PORTFOLIOS: HEALTH CARE PORTFOLIO(4)	390,625	12,500	378,125	*

FIDELITY SELECT PORTFOLIOS: MEDICAL DELIVERY PORTFOLIO(4)	143,750	4,600	139,150	*

FIDELITY CENTRAL INVESTMENT PORTFOLIO LLC: FIDELITY HEALTHCARE CENTRAL INVESTMENT PORTFOLIO(4)	150,000	4,800	145,200	*

FIDELITY CONTRAFUND: FIDELITY ADVISOR NEW INSIGHTS FUND(4)	1,253,125	40,100	1,213,025	3.13%

FIDELITY COMMONWEALTH TRUST: FIDELITY SMALL CAP STOCK FUND(4)	831,250	26,600	804,650	2.08%

FIDELITY ADVISOR SERIES I: FIDELITY ADVISOR VALUE STRATEGIES FUND(4)	300,000	9,600	290,400	*

VARIABLE INSURANCE PRODUCTS FUND III: VALUE STRATEGIES PORTFOLIO(4)	71,875	2,300	69,575	*

FIDELITY SECURITIES FUND: FIDELITY BLUE CHIP VALUE FUND(4)	43,750	1,400	42,350	*

FIDELITY ADVISOR SERIES I: FIDELITY ADVISOR LARGE CAP STOCK FUND(4)	140,625	4,500	136,125	*

FIDELITY COMMONWEALTH TRUST: FIDELITY LARGE CAP STOCK FUND(4)	134,375	4,300	130,075	*

Name	Common Stock Beneficially Owned (1)	Common Stock Offered Hereby	Common Stock to be Owned After Offering (2)	Percentage of All Common Stock (3)
FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR VALUE LEADERS FUND(4)	9,375	300	9,075	*

FIDELITY CONTRAFUND: FIDELITY CONTRAFUND(4)	1,671,875	373,500	1,298,375	3.35%

VARIABLE INSURANCE PRODUCTS FUND II: CONTRAFUND PORTFOLIO(4)	3,415,625	109,300	3,306,325	8.53%

VARIABLE INSURANCE PRODUCTS FUND IV: VALUE LEADERS PORTFOLIO(4)	91,050	300	90,750	*

FIDELITY ADVISOR SERIES I: FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND(4)	512,500	16,400	496,100	1.28%

VARIABLE INSURANCE PRODUCTS FUND III: GROWTH OPPORTUNITIES PORTFOLIO(4)	12,075	3,000	9,075	*

HEALTHCOR OFFSHORE, LTD.	1,259,726	439,500	820,226	2.12%

HEALTHCOR, L.P.	490,274	160,500	329,774	*

AMARANTH LLC	450,000	450,000	0	0

AMARANTH GLOBAL EQUITIES MASTER FUND LIMITED	50,000	50,000	0	0

ATLAS MASTER FUND, LTD.	42,302	31,200	11,102	*

VISIUM BALANCED OFFSHORE FUND, LTD.	194,059	166,171	27,888	*

VISIUM LONG BIAS OFFSHORE FUND, LTD.	133,055	110,272	22,783	*

VISIUM LONG BIAS FUND, LP	37,699	33,000	4,699	*

VISIUM BALANCED FUND, LP	138,309	109,357	28,952	*

MA DEEP EVENT, LTD.(5)	27,611	24,750	2,861	*

DEEPHAVEN EVENT TRADING LTD.(5)	370,679	312,750	57,929	*

DEEPHAVEN GROWTH OPPORTUNITIES TRADING LTD.(5)	132,142	112,500	19,642	*

WESTFIELD LIFE SCIENCES FUND LP	27,000	27,000	0	0

WESTFIELD LIFE SCIENCES FUND II LP	246,000	246,000	0	0

GUGGENHEIM PORTFOLIO COMPANY XIX, LLC	27,000	27,000	0	0

CR INTRINSIC INVESTMENTS	280,000	280,000	0	0

HARE & CO. FBO JOHN HANCOCK HEALTH SERVICES FUND	152,000	152,000	0	0

GERLACH & CO. FBO MANULIFE INTERNATIONAL LIMITED MANULIFE HEALTHCARE FUND	5,950	3,000	2,950	*

Name	Common Stock Beneficially Owned (1)	Common Stock Offered Hereby	Common Stock to be Owned After Offering (2)	Percentage of All Common Stock (3)
HARE & CO. F/B/O JOHN HANCOCK GROWTH TRENDS MERCURY HEALTHCARE FUND	45,000	45,000	0	0

UBS O’CONNOR LLC FBO O’CONNOR PIPES CORPORATE STRATEGIES MASTER LIMITED	100,000	100,000	0	0

UBS O’CONNOR LLC FBO O’CONNOR GLOBAL MULTI-STRATEGY ALPHA MASTER LIMITED	50,000	50,000	0	0

CAPITAL VENTURES INTERNATIONAL BY: HEIGHTS CAPITAL MANAGEMENT, INC. ITS AUTHORIZED AGENT	125,000	125,000	0	0

SPINNER GLOBAL TECHNOLOGY FUND	80,000	80,000	0	0

PORTSIDE GROWTH AND OPPORTUNITY FUND(6)	100,000	75,000	25,000	*

SIGMA CAPITAL ASSOCIATES, LLC	155,000	75,000	80,000	*

ENABLE GROWTH PARTNERS LP	56,250	56,250	0	0

ENABLE OPPORTUNITY PARTNERS LP	11,250	11,250	0	0

PIERCE DIVERSIFIED STRATEGY MASTER FUND LLC ENA	7,500	7,500	0	0

THE HARTFORD MUTUAL FUNDS, INC. ON BEHALF OF THE HARTFORD MIDCAP GROWTH FUND	11,200	3,500	7,700	*

HARTFORD SERIES FUND, INC., ON BEHALF OF HARTFORD SMALL COMPANY HLS FUND	97,400	25,000	72,400	*

HARTFORD FIRE INSURANCE COMPANY	32,500	10,000	22,500	*

THE HARTFORD MUTUAL FUNDS, INC. ON BEHALF OF THE HARTFORD SMALL COMPANY FUND	44,900	11,500	33,400	*

APOGEE FUND, L.P.	200,000	40,000	160,000	*

Total		5,000,000

ACON SELLING STOCKHOLDERS

Name	Common Stock Beneficially Owned (1)	Common Stock Offered Hereby	Common Stock to be Owned After Offering (2)	Percentage of All Common Stock (3)
OVERSEAS SQUARE LTD.	935,625	371,064	564,561	1.46%

MANFIELD TOP WORLDWIDE LIMITED	935,625	371,064	564,561	1.46%

Total		742,128

TECHLAB SELLING STOCKHOLDERS

Name	Common Stock Beneficially Owned (1)	Common Stock Offered Hereby	Common Stock to be Owned After Offering (2)	Percentage of All Common Stock (3)
David M. Lyerly	121,367	121,367	0	0

Tracy D. Wilkins	182,050	182,050	0	0

Total		303,417

VEDALAB SELLING STOCKHOLDER

Name	Common Stock Beneficially Owned (1)	Common Stock Offered Hereby	Common Stock to be Owned After Offering (2)	Percentage of All Common Stock (3)
Milovan Stankov	49,787	49,787	0	0

Total		49,787

*	Indicates less than 1%
(1)	With respect to the PIPE Selling Stockholders as of October 15, 2006, and with respect to the ACON selling stockholders, the Techlab selling stockholders and the Vedalab selling stockholder, as of November 20, 2006.
(2)	Assumes that the selling stockholder will sell all shares of common stock offered by it under this prospectus.
(3)	This number represents the percentage of common stock to be owned by the selling stockholder after completion of the offering, based on the number of shares of common stock outstanding as of October 13, 2006 (38,777,911 shares).
(4)	The entity is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,513,501 shares (including the shares being registered in this offering) of the Common Stock outstanding of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the Fund each has sole power to dispose of the Securities owned by the Fund.

Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees.

(5)	Deephaven Capital Management LLC (“Deephaven”) is registered with the SEC as investment advisor under provisions of the Advisers Act of 1940. Deephaven is a wholly owned subsidiary of Knight Capital Group (nasdaq: NITE). Deephaven Market Neutral Master Fund, L.P (BVI) is the parent entity to an inactive BD registered with the Chicago Stock Exchange and not affiliated with the NASD. Deephaven is the investment advisor to multiple private funds and separately managed accounts (collectively the “Funds”). As investment manager to the funds, Deephaven has indirect ownership with full voting and dispositive power with respect to 530,432 shares of Inverness Medical Innovations Inc. common stock held directly by the Funds. Deephaven disclaims all beneficial ownership of such shares except to the extent of its pecuniary interest in the Funds.
(6)

Ramius Capital Group, LLC (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside.

Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

Information concerning other selling stockholders will be set forth in prospectus supplements or post-effective amendments from time to time, if and as required. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in prospectus supplements or post-effective amendments if and when necessary.